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Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone +31 30 2164495
Fax +31 30 2168688

02015628

SUPPL

Our reference 146-dlb.doc
Direct Dialing +31 30 2161345
Date 7 February, 2002

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the month December are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Very truly yours,
Rabobank Nederland

Dries Lagerberg

Press releases

Rabobank Acquires Irish State Owned ACCBank
December 5 2001

Rabobank International, the international corporate and investment bank of the Rabobank Group, is acquiring the Irish State owned ACCBank at an agreed price of EUR 165 million. The acquisition negotiations were successfully concluded today. The deal is subject to approval of the Irish parliament. This acquisition makes the Rabobank Group the first financial group from continental Europe to undertake retail activities in Ireland. Its division Rabobank International has been active with wholesale activities in Ireland since 1994. Rabobank Ireland plc is one of the country's larger banks with a balance sheet total of EUR 17 billion. Insurance subsidiary Interpolis and lease company De Lage Landen are the other divisions of the Rabobank Group that have operations in Ireland.

***Country banking* strategy**

The acquisition of ACCBank is part of Rabobank International's country banking strategy. This strategy is aimed at acquiring banks that are primarily active in rural areas in developed markets with strong agricultural sectors.
Rabobank International has been operating on this basis in Australia and New Zealand with tremendous success. Since the mid-1990s the PIBA bank in Australia and the New Zealand financing company Wrightson have been acquired in succession.
Rabobank International now wishes to export this approach to other parts of the world. Ireland marks the first follow-up initiative within this context. The bank is currently investigating other possibilities, both in North and South America and in other regions.

The country banking strategy builds on the strong position of the Rabobank Group in the Dutch home market. The strategy seeks to capitalise internationally on Rabobank's more than a century of experience in the agricultural sector and its decades of experience as the Netherlands' largest retail bank.

ACCBank

ACCBank, founded in 1927 as the Agricultural Credit Corporation, is a strong brand in rural Ireland. In addition to the agricultural sector, the bank focuses on small- and medium-sized enterprises and retail customers. At the end of 2000 it had a balance sheet total of EUR 3.3 billion with 40 branch offices and 600 employees.
ACCBank recently finalized a far-reaching restructuring and is consequently now well positioned for further growth in the Irish market. The bank and its customers can furthermore benefit from the extensive product range of the Rabobank Group in the Dutch market, consisting of banking products, insurance, employment benefits, leasing and investment products.

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

About the Rabobank Group

The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 400 independent local cooperative Rabobanks, which together have around 700,000 members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. The group is represented internationally with 142 locations in 38 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million private and business customers and is market leader in virtually every area of financial services.

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Press releases

Rabobank Foresees Global Recovery In 2002
December 13 2001

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

In its yearly economic forecast, Rabobank, the Dutch cooperative bank, expects the global economy to recover next year. Both the US, which is expected to set the pace, and Europe will see a return of economic growth in the course of 2002. Rabobank is not, however, optimistic about the strength of the recovery. A combination of overcapacity in the US, high long-term real bond yields and a strong dollar will impede recovery. Rabobank therefore expects that the stock markets, which will initially react favourably to the global recovery, will turn negative in the second half of the year due to disappointment regarding the weaker than expected recovery.

Euro
In relation to the euro, Rabobank expects the new European currency to reach new lows against the dollar. This is based on the expectation that the recovery will arrive earlier in the US than in Europe. However, the euro is expected to regain lost ground in the second half of the year because the markets will become disappointed in the lacklustre strength of the US recovery, while at the same time there is a stronger recovery in Europe. In the longer term, Rabobank expects the dollar to decline rather substantially due to the fundamentally weak U.S. balance of payments position, especially the huge deficit on the current account.

Dutch economy
Rabobank is relatively optimistic about the Dutch economy. Economic growth will pick up in the first half of 2002 and accelerate in the second half. Inflation will come down to 2.75% (2001: 4.5%). There must be an accelerated increase in labour productivity in order to equal the pace of economic growth of the nineties. This represents a major challenge for both private enterprises and policymakers.

About the Rabobank Group
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 400 independent local cooperative Rabobanks, which together have around 700,000 members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. The group is represented internationally with 142 locations in 38 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million private and business customers and is market leader in virtually every area of financial services.

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Press releases

ABP and Rabobank Group Venture Together Into Mortgages
December 21 2001

Declaration of intent signed:

ABP and Rabobank Nederland are to join forces in the field of residential mortgage loans. On 17 December, both parties signed a declaration setting out their intention to establish a *joint mortgage* business, under the name of 'Obvion'.

Obvion will specialize in offering mortgage loans and simple financial advice products, exclusively through independent brokers. Its operations will include marketing, distributing, financing and managing residential mortgage loans. Obvion is expected to begin operations in the second quarter of 2002. Its registered office will be located in Heerlen.

ABP will *incorporate* its *current* mortgage business, ABP Hypotheken, into Obvion. ABP Hypotheken employs around 130 staff. The company grants and manages mortgage loans for the account and risk of Stichting Pensioenfonds ABP. By the end of 2000, the portfolio it manages for ABP was worth over EUR 6 billion. ABP Hypotheken distributes its products only through independent brokers and has a market share of approximately 2%. Once Obvion is operational, the ABP Hypotheken brand will be withdrawn from the market.

Rabobank will bring its product knowledge and experience into the joint venture, as well as its knowledge of mortgage processing and funding. With a market share of approximately 23%, Rabobank is the leading player in the Dutch mortgages market. By the end of 2000, its portfolio was worth EUR 78 billion. The vast majority of Rabobank mortgages are sold by

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

around 370 local Rabobank cooperatives.

Stichting Pensioenfonds ABP sees the joint venture as a welcome opportunity to achieve a further expansion in its mortgage business, by linking up with the market leader.

Rabobank will rely on Obvion's independent brokers to expand the distribution of its mortgages, allowing it to further build upon its leading position in the market for mortgage loans.

About ABP

ABP is the pension fund for government employees and the education sector. With invested assets of approximately EUR 150 billion, ABP is one of the three largest pension funds in the world. It has around 2.2 million members and 5400 participating employers.

ABP operates in the field of provision for old age and income-replacing products and services. Besides offering a varied package of products and services on a collective basis, ABP will also, upon request, provide tailor-made solutions to individual employers and members. The pension fund has a workforce of around 3400.

About Rabobank Group

Rabobank Group provides a broad range of financial services. Its cooperative basis means that it exists primarily for the customer.

All divisions within the Group work closely together in order to offer customers a broad range of financial services and products at the best possible price/quality ratio. Those products include payment, saving, lending, insurance and investment services. The Group comprises around 370 local, independent Rabobank cooperatives, with a total of more than 800,000 members, in addition to such well known subsidiaries as Robeco, Interpolis, Schretlen en Co, Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. Abroad, the Group has 142 branches in 38 countries. Rabobank has been awarded the highest credit rating possible by the major credit rating institutions.

In the Netherlands, the Group has 9 million private and commercial customers, and is the market leader in almost every field of financial services.

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